SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
        OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
                             (AMENDMENT NO. 2)


                     PUERTO RICAN CEMENT COMPANY, INC.
                     (Name of Subject Company (Issuer))


                         TRICEM ACQUISITION, CORP.,
                   an indirect wholly owned subsidiary of
                            CEMEX, S.A. de C.V.
                    (Names of Filing Persons (Offerors))

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)
                                745075-10-1
                   (CUSIP Number of Class of Securities)

                             Ramiro Villarreal
                            CEMEX, S.A. de C.V.
                         Ave. Constitucion 444 Pte.
                    Monterrey, Nuevo Leon, Mexico 64000
                       Telephone: (011-528) 328-3000

                                 Copies to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                          Telephone: 212-735-3000
   (Name, address and telephone number of person(s) authorized to receive notices and communications on behalf of filing persons)


                         CALCULATION OF FILING FEE
=============================================================================
      Transaction Valuation*                     Amount of Filing Fee**

          $180,196,590                                $16,578.09
==============================================================================
** For purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock of
     Puerto Rican Cement Company, Inc. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 for every $1,000,000 of the transaction value.
**   Previously paid.

     [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A                Form or Registration No.: N/A
     Filing party: N/A                          Date Filed: N/A

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]



This Amendment No. 2 (this "Amendment No. 2") to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on July 1, 2002, relates to the offer by Tricem Acquisition, Corp. (the "Purchaser"), a Puerto Rico corporation and an indirect wholly owned subsidiary of CEMEX, S.A. de C.V., a company organized under the laws of the United Mexican States ("CEMEX"), to purchase all outstanding shares of common stock of Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Company"), par value $1.00 per share (the "Shares"), at U.S. $35.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 7. Source and Amount of Funds or Other Consideration.

         (a)-(b), (d) Item 7 of the Schedule TO, which incorporates by reference certain information contained in the Offer to Purchase, hereby is amended and supplemented as follows:

                  The subsection entitled "Source and Amount of Funds" of the Offer to Purchase hereby is amended and supplemented with the following information:

                           On July 15, 2002, CEMEX executed two promissory
                  notes in favor of BBVA Bancomer, S.A., Institucion de
                  Banca Multiple, Grupo Financiero, BBVA Bancomer, S.A., Grand Cayman Branch, British West Indies in the principal amounts of U.S. $180 million and U.S. $30 million, respectively. The promissory note in the principal amount of U.S. $180 million matures on January 10, 2003 and bears interest at a rate per annum equal to 2.67%. The promissory note in the principal amount of U.S. $30 million matures on September 30, 2002 and bears interest at a rate per annum equal to 2.61%. The promissory notes are filed as Exhibits (b)(1) and (b)(2) to this Amendment No.
                  2 and are incorporated by reference herein.

                           The proceeds of the promissory notes will be
                  contributed or loaned through several subsidiaries of CEMEX to the Purchaser, which will use such proceeds to purchase shares in the Offer and the Merger and to pay related fees and expenses. In addition, the Purchaser may use a portion of such proceeds to repay a portion of the Company's long term indebtedness and bank credit lines concurrently with or following the consummation of the Offer or the Merger.

                           CEMEX and its subsidiaries, including the
                  Purchaser, expect to repay such amounts borrowed under the promissory notes through internally generated free cash flow.

                           No alternative financing plans or arrangements
                  have been made in the event that CEMEX or its subsidiaries making capital contributions and loans to the Purchaser are unable to borrow the amounts anticipated under these promissory notes. In the event that financing is unavailable under these promissory notes or any alternative financing or arrangement, it is anticipated that all of the funds necessary to consummate the Offer and the Merger would come from capital contributions or intra-company loans to the Purchaser from subsidiaries of CEMEX, which in turn would be funded from CEMEX's internally generated free cash flow.

Item 12. Exhibits.

         (b)(1) Promissory note, dated as of July 15, 2002, by and among CEMEX and BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero, BBVA Bancomer, S.A., Grand Cayman Branch, British West Indies in the amount of
                  U.S. $180 million.
         (b)(2) Promissory note, dated as of July 15, 2002, by and among CEMEX and BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero, BBVA Bancomer, S.A., Grand Cayman Branch, British West Indies in the amount of U.S. $30 million.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Tricem Acquisition, Corp.


                                               By:  /s/ Jill  Simeone
                                                    ------------------------
                                                    Name:  Jill Simeone
                                                    Title: Assistant Secretary


                                               CEMEX, S.A. de C.V.


                                               By: /s/ Ramiro G. Villarreal
                                                   ---------------------------
                                                   Name:  Ramiro G. Villarreal
                                                   Title: General Counsel


Dated: July 23, 2002


                               EXHIBIT INDEX


          Exhibit No.         Exhibit Name

          (b)(1) Promissory note, dated as of July 15, 2002, by and among CEMEX and BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero, BBVA Bancomer, S.A., Grand Cayman Branch, British West Indies in the amount of U.S. $180 million.

          (b)(2) Promissory note, dated as of July 15, 2002, by and among CEMEX and BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero, BBVA Bancomer, S.A., Grand Cayman Branch, British West Indies in the amount of U.S. $30 million.